Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

PetLife Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71639B 105

(CUSIP Number)

Cutler Law Group, 2800 Post Oak Rd., Suite 4100,

Houston, TX 77056

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639B 105

Page 2 of 4 Pages

(1) Names of reporting persons:	Sebastian Serrell-Watts
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	United Kingdom
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	3,000,000 Common
(8) Shared voting power	0
(9) Sole dispositive power	3,000,000 Common
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	3,000,000 Common
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	5.2% Common
(14) Type of reporting person (see instructions)	IN

CUSIP No. 71639B 105

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Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of shares of Common Stock (the “Shares”) of Petlife Pharmaceuticals, Inc., whose principal executive offices are located at:

433 N. Camden Drive

Beverly Hills, CA 90210

Item 2. Identity and Background.

Sebastian Serrell-Watts is a United Kingdom citizen and United States resident whose business address is 433 N. Camden Drive Beverly Hills, CA 90210.  Mr. Serrell-Watts is currently not an officer or director of the subject issuer.  During the last five years, neither the Reporting Person nor any of his affiliates have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares as part of the acquisition of Petlife Corporation by the subject issuer (the “Acquisition”). Effective August 11, 2014, PetLife Pharmaceuticals, Inc. acquired 100% of Petlife Corporation as its new operating business, from the shareholders and designees of Petlife Corporation in consideration for 47,000,000 shares of common stock.  As part of the transaction, the Reporting Person was issued 3,000,000 shares of common stock.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares as part of the acquisition of Petlife Corporation by the subject issuer.  The Acquisition resulted in the transfer of approximately 80% of the subject issuer’s outstanding equity; a change in the subject issuer’s operating business; and a change in management of the subject issuer.  Please see the subject issuer’s Current Report on Form 8-K, filed on August 11, 2014, detailing the transaction, the new operating business, and the new management.

Other than above, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 71639B 105

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Item 5. Interest in Securities of the Issuer.

None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 29, 2014

\s\ Sebastian Serrell-Watts

Sebastian Serrell-Watts